SEC
Mail Processing
Section

FEB 2 7 2013

Washington DC
402

SECUR  ION

13010076



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-11190

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 AND ENDING 12/31/2012
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Family Investors Company

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

265 South Avenue
(No. and Street)

Fanwood   NJ   07023
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Edna Trujillo   (908) 322-1800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rich and Bander, LLP
(Name – if individual, state last, first, middle name)

15 West 28th Street, Suite 7A   NY   10001
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Ex
3/8/10

OATH OR AFFIRMATION

I, __Edna Trujillo__ _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Family Investors Company, Inc.__ _____ , as of __December 31_____ , 20__12__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__NONE__ _____

Signature

Financial Operations Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FAMILY INVESTORS COMPANY, INC.
REPORT ON AUDIT OF FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a5 of
The Securities Exchange Act of 1934
SEC File No. 8-11190

FOR THE YEAR ENDED DECEMBER 31, 2012

FAMILY INVESTORS COMPANY, INC.
TABLE OF CONTENTS
FOR THE YEAR ENDED DECEMBER 31, 2012

RICH AND BANDER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

PETER R. RICH, CPA

JONATHAN A. BANDER, CPA

Independent Auditors' Report

To the Stockholders of
Family Investors Company, Inc.
Fanwood, NJ

Report on the Financial Statements

We have audited the accompanying financial statements of Family Investors Company, Inc., which comprise the statement of financial condition as of December 31, 2012, and the related statements of income and comprehensive income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Family Investors Company, Inc. as of December 31, 2012 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other-Matter

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Rich and Bander, LLP

New York, NY
February 19, 2013

FAMILY INVESTORS COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Current assets

Cash and cash equivalents	$	77,000
Receivables from non-customers		162,511
Securities owned - marketable		320,773
Prepaid insurance		1,950
Total current assets		**562,234**

Property and equipment, net of accumulated depreciation		**13,286**

Other assets

Reserved cash		50,933
Security deposit		1,400
Total other assets		**52,333**

TOTAL ASSETS	$	**627,853**

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities

Accounts payable and accrued expenses	$	187,647
Deferred taxes		1,051
Total current liabilities		**188,698**

Stockholders' equity

Common stock, no par value; 2,500 shares authorized, 1,175 shares issued and outstanding		52,750
Retained earnings		383,021
Accumulated other comprehensive income		3,384
Total stockholders' equity		**439,155**

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	**627,853**

The accompanying notes are an integral part of these financial statements.

FAMILY INVESTORS COMPANY, INC.
STATEMENT OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2012

Revenues

12B-1 commission	$ 792,418
Annuities commission	276,934
Mutual funds regular commission	233,194
Insurance commission	21,887
Equities commission	12,980
Other commission	4,800
Systematic plan commission	336
	1,342,549

Expenses

Employee compensation and benefits	1,081,850
Payroll taxes	62,495
Rent	45,384
Professional fees	22,196
Advertising	18,462
Dues and subscriptions	5,049
Depreciation	4,944
Other operating expenses	93,701
	1,334,081

Income from operations	8,468

Other income (expense)

Interest and dividend income	17,052
Compromise payment	(14,000)
	3,052

Net income	**11,520**

Other comprehensive income

Unrealized holding gain on securities	18,732
	18,732

Total comprehensive income	$ 30,252

FAMILY INVESTORS COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

	Common Stock		Retained	Accumulated Other Comp.		Total
	Shares	Amount	Earnings	Income (Loss)		
Balance at January 1, 2012	1,175	$ 52,750	$ 371,501	$ (15,348)	$	408,903
Net income	-	-	11,520	-		11,520
Other comprehensive income	-	-	-	18,732		18,732
Balance at December 31, 2012	1,175	$ 52,750	$ 383,021	$ 3,384	$	439,155

FAMILY INVESTORS COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

Cash flows from operating activities:

Net income	$ 11,520
Adjustments to reconcile net income to net cash	
flows provided by operating activites:	
Depreciation	4,944
Loss on disposal of equipment	238
(Increase) decrease in operating assets:	
Receivables from non-customers	(36,570)
Prepaid insurance	(117)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	91,836
Accrued loss contingency	(35,000)
Total adjustments	25,331
Net cash provided by operating activities	36,851

Cash flows from investing activities:

Purchase of marketable securities	(16,822)
Acquisition of office equipment	(3,681)
Net cash used in investing activities	(20,503)

Net increase in cash and cash equivalents	16,348
Cash and cash equivalents, beginning of year	60,652
Cash and cash equivalents, end of the year	$ 77,000

Supplemental disclosures of cash flow information:
Cash paid during the year for:

Interest expense	$ -
Income taxes	$ -

Noncash investing and financing activities:

Purchase of marketable securities by reinvesting dividends	$ 16,822

The accompanying notes are an integral part of these financial statements.

1) **NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Nature of Operations

Family Investors Company, Inc. (the "Company") was incorporated in the State of New Jersey on April 1, 1960. The Company is an introducing broker registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is exempt from rule 15c3-3 of the SEC under paragraph (k)(2)(ii) of that rule.

Basis of Accounting

Revenues and expenses are recorded on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers all highly liquid investments, except for those held for long-term investment, with maturities of three months or less when purchased to be cash equivalents.

Reserved Cash

Reserved cash is required to be deposited with the clearing broker in order to maintain a contractual clearing agreement.

Securities Transactions

The Company accepts customer orders and self clears the orders except for equity securities, which clear through another broker. The clearing broker settles the equity security transactions and pays the Company a commission.

Customer payments for investment company shares are in most cases payable directly to the investment company. The Company receives a commission check periodically from the fund company. In the event a customer check is payable to Family Investors Company, Inc. it is deposited into the trust account and a check for the actual cost of the shares less the Company's commissions is drawn from this trust account and sent to the investment company. The Company transfers commissions accumulated in the trust account periodically to the operating account.

Receivables from Non-Customers

Commission revenue and other fees due from the clearing broker and investment companies but not yet received that are expected to be collected within one year is recorded as receivables from non-customers at net realizable value. If amounts become uncollectible, they will be charged to operations when that determination is made.

1) **NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)**

Property and Equipment

Property and equipment are recorded at cost. Depreciation for property and equipment is provided using the straight-line method for financial reporting purposes at rates based on the following estimated useful lives:

	Years
Office equipment	7
Furniture and fixtures	5

Upon sale or retirement, the cost and related accumulated depreciation are eliminated from the respective accounts, and the resulting gain or loss is reported. Expenditures for major renewals and improvements that extend the useful lives of the property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Revenue and Cost Recognition

Commissions and related expenses are recorded on a trade-date basis as securities transactions clear.

Advertising Costs

The Company expenses advertising costs as they are incurred. Advertising expense for the year ended December 31, 2012 was $18,462.

Income Taxes

Federal and State taxes are recorded as of the date of the financial statements utilizing currently enacted tax laws and rates. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Temporary differences are primarily attributable to differences between the basis of property and equipment and unrealized holding gains or losses on marketable securities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FAMILY INVESTORS COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS (CONT'D)
DECEMBER 31, 2012

1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Date of Management's Review

Management has evaluated subsequent events through February 19, 2013, which is the date the financial statements were available to be issued.

2) FAIR VALUE MEASUREMENTS

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures of investments in equity securities and mutual funds that are classified as available-for-sale on a recurring basis.

The Fair Value Measurements Topic of the FASB Accounting Standards Codification defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements for fair value measurements. The disclosures required under this Topic have been included in this note.

Fair Value Hierarchy

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy.

2) FAIR VALUE MEASUREMENTS (CONT'D)

Cash and Cash Equivalents, Short-Term Financial Instruments, Receivables from Non-Customers and Accounts Payable

The carrying amounts approximate fair value because of the short maturity of these instruments.

Investments in Equity Securities and Mutual Funds

Investments in equity securities and mutual funds that are classified as available-for-sale are recorded at fair value on a recurring basis. Investments in equity securities are valued at the closing price reported on the active market on which the individual securities are traded. Investments in mutual funds are valued at the net asset value ("NAV") of shares held by the Company at year-end. Management believes that the valuations used in its financial statements are reasonable and are appropriately classified in the fair value hierarchy. Realized gains and losses, determined using the specific identification method, are included in earnings; unrealized holding gains and losses are reported in other comprehensive income.

Assets Measured and Recognized at Fair Value on a Recurring Basis

The table below presents the amounts of assets measured at fair value on a recurring basis as of December 31, 2012:

	Total	Level 1	Level 2	Level 3
Mutual funds	$ 305,779	$ -	$ 305,779	$ -
Equity securities	14,994	14,994	-	-
	$ 320,773	$ 14,994	$ 305,779	$ -

3) RESERVED CASH

The Company is required to maintain reserve funds on deposit with the clearing broker. The required reserve at December 31, 2012 was $50,000. Cash on deposit in the reserve amounted to $50,933 at December 31, 2012.

4) RECEIVABLES FROM NON-CUSTOMERS

Amounts receivable from the clearing broker and investment companies at December 31, 2012 consist of fees and commissions receivable in the amount of $162,511. The Company believes its receivables to be fully collectible; accordingly, no allowance for doubtful accounts was recorded for the year then ended.

5) SECURITIES OWNED - MARKETABLE

As of December 31, 2012, the Company held $320,773 in equity securities and mutual fund shares classified as securities owned - marketable in the statement of financial condition. These securities are considered available-for-sale and are carried at fair value on a recurring basis. Net unrealized holding gains of $18,732 are recorded within accumulated other comprehensive income, a component of stockholders' equity.

6) PROPERTY AND EQUIPMENT

The following is a summary of property and equipment less accumulated depreciation as of December 31, 2012. Depreciation expense for the year then ended was $4,944.

Office equipment	$ 46,772
Furniture and fixtures	42,228
	89,000
Less: accumulated depreciation	(75,714)
	$ 13,286

During the year ended December 31, 2012, property and equipment totaling $10,229 no longer used in operations was written-off, resulting in a loss on disposal of $238.

7) ACCUMULATED OTHER COMPREHENSIVE INCOME

Accumulated other comprehensive income consists of net unrealized holding gains on securities of $3,384 as of December 31, 2012.

8) INCOME TAX MATTERS

The Company's current net deferred tax liability arose primarily from the net unrealized loss on securities and from the use of accelerated depreciation of property and equipment for income tax purposes. At December 31, 2012, deferred tax assets and liabilities are as follows:

	Federal	New Jersey	Total
Deferred tax assets	$ 1,721	$ 797	$ 2,518
Deferred tax liabilities	(2,439)	(1,130)	(3,569)
Net deferred tax liability	$ (718)	$ (333)	$ (1,051)

9) EMPLOYEE BENEFIT PLAN

The Company maintains a contributory profit sharing plan as defined under Section 401(k) of the U.S. Internal Revenue Code covering substantially all employees. Effective January 18, 2009, the Company contributes to the plan at a rate of 4% of the employees' eligible compensation. Employer contributions during the year ended December 31, 2012 were $38,178.

In addition, the Company has established a profit sharing plan which provides for discretionary contributions as determined annually by the Board of Directors. The Board of Directors has elected not to contribute to the profit sharing plan for 2012.

10) COMMITMENTS

The Company leases its office space under the terms of a non-cancelable operating lease expiring on February 28, 2014. Rental payments are subject to a 5% rent escalation per year. The Company also leases office equipment and is under contract to pay monthly fees for information technology services. Rent, equipment lease and computer expense for the year ended December 31, 2012 were $45,384, $4,648 and $8,208, respectively.

Future minimum payments under the non-cancelable office and equipment leases are as follows:

December 31,	
2013	$ 49,912
2014	10,202
2015	565
Thereafter	-
Total	$ 60,679

11) CONCENTRATIONS OF RISK

The Company is engaged in various activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. For the year ended December 31, 2012, commissions from three companies represented approximately 79% of the total commissions earned. In addition, 12B-1 and annuities commissions accounted for 59% and 21% of total commission revenues for the year, respectively.

The Company maintains its cash balances with various financial institutions. The balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At December 31, 2012, the cash balance held by the clearing broker totaled $50,933, and the cash balance held in a money market fund totaled $761. These balances are not insured by the FDIC.

12) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $262,959 which is $212,959 in excess of required net capital of $50,000. The Company's net capital ratio at December 31, 2012 is 0.71 to 1.

13) **ANNUAL REPORT ON FORM X-17A-5**

The annual report to the Securities and Exchange Commission on Form 17A-5 is available for examination and copying at the Company's office and at the regional office of the Securities and Exchange Commission.

FAMILY INVESTORS COMPANY, INC.
SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS
AND DEALERS UNDER SEC RULE 15c3-1
FOR THE YEAR ENDED DECEMBER 31, 2012

Total stockholders' equity			$ 439,155
Non-allowable assets, deductions and charges:			
Receivables from non-customers		111,229	
Property and equipment, net		13,286	
Prepaid insurance		1,950	
Security deposit		1,400	
Petty cash		200	
Total non-allowable assets, deductions and charges			128,065
Net capital before haircuts			311,090
Haircut under (c)(2)(vi)(J)	15.00%	48,116	
"Funds & Trusts" haircut under (c)(2)(vi)(D)(1)	2.00%	15	
			48,131
Net capital after haircuts			$ 262,959

Computation of basic net capital requirements

Minimum net capital required (6 2/3% of aggregate indebtedness of $187,647)		$ 12,510
Minimum dollar net capital requirement		50,000
Minimum capital required		50,000
Excess net capital		$ 212,959
Excess net capital at 1000% (net capital less 10% of total aggregate indebtedness)		$ 244,194

Computation of aggregate indebtedness

Total aggregate indebtedness in the statement of financial condition		$ 187,647
Percentage of aggregate indebtedness to net capital		71%
Ratio of aggregate indebtedness to net capital		0.71 to 1

FAMILY INVESTORS COMPANY, INC.
SCHEDULE OF RECONCILIATION OF NET CAPITAL PER FOCUS REPORT
  WITH AUDIT REPORT
FOR THE YEAR ENDED DECEMBER 31, 2012

Net capital, as reported in Company's Part IIA unaudited Focus Report $ 262,959

Net capital, per report pursuant to Rule 17a - 5(d) $ 262,959

Reconciliation With The Company's Computations:

A reconciliation is not necessary pursuant to rule 17a-5(d)(4) since there were no material differences between the computations of aggregate indebtedness and net capital as computed above and the computation by the Company included in Form X-17A-5 as of December 31, 2012, filed on January 25, 2013.

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(ii) of that rule.

FAMILY INVESTORS COMPANY, INC.
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
  UNDER SEC RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2012

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(ii) of that rule.

RICH AND BANDER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

PETER R. RICH, CPA

JONATHAN A. BANDER, CPA

Report on Internal Control Required by SEC Rule 17a-5 for a
Broker-Dealer Claiming Exemption From SEC Rule 15c3-3

To the Stockholders of
Family Investors Company, Inc.
Fanwood, NJ

In planning and performing our audit of the financial statements of Family Investors Company, Inc. (the "Company") for the year ended December 31, 2012 (on which we issued our report dated February 19, 2013), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exempt provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Rich and Bander, LLP

New York, NY
February 19, 2013

RICH AND BANDER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

RICH AND BANDER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

PETER R. RICH, CPA

JONATHAN A. BANDER, CPA

Independent Accountants' Report on Applying
Agreed-Upon Procedures Related to an Entity's
SIPC Assessment Reconciliation

To the Stockholders of
Family Investors Company, Inc.
Fanwood, NJ

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Family Investors Company, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Family Investors Company, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Family Investors Company, Inc.'s management is responsible for the Family Investors Company, Inc.'s compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries from the general ledger, noting no differences;

2. Compared the amounts reflected on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers relating to the payment made with SIPC-6, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers relating to accruals, expenses, and the payment made with SIPC-6, supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rich and Bander, LLP

New York, NY
February 19, 2013

RICH AND BANDER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended **12/31/2012**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

> 011190 FINRA DEC
> FAMILY INVESTORS COMPANY INC   12*12
> P O BOX 100
> 205 SOUTH AVE
> FANWOOD NJ 07023-1368

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) $ 2,652

   B. Less payment made with SIPC-6 filed (exclude interest)   (1,309)
      July 24, 2012
      Date Paid

   C. Less prior overpayment applied   (-0-)

   D. Assessment balance due or (overpayment)   1,343

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ 1,343

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 1,343

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Family Investors Company, Inc.
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the 20 day of February , 2013 .

Financial Operations Manager
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____   _____   _____
       Postmarked Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,378,334

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   –0–

(2) Net loss from principal transactions in securities in trading accounts.   –0–

(3) Net loss from principal transactions in commodities in trading accounts.   –0–

(4) Interest and dividend expense deducted in determining item 2a.   –0–

(5) Net loss from management of or participation in the underwriting or distribution of securities.   –0–

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   –0–

(7) Net loss from securities in investment accounts.   –0–

Total additions   –0–

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   298,821

(2) Revenues from commodity transactions.   –0–

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   –0–

(4) Reimbursements for postage in connection with proxy solicitation.   –0–

(5) Net gain from securities in investment accounts.   18,732

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   –0–

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   –0–

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):   –0–

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ –0–

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ –0– 0–

Enter the greater of line (i) or (ii)   –0–

Total deductions   317,553

2d. SIPC Net Operating Revenues $ 1,060,781

2e. General Assessment @ .0025 $ 2,652

(to page 1, line 2.A.)

2